UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-15863

(Check one)

[   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K    [X] Form 10-Q    [   ] Form 10-D    [   ] Form N-SAR    [   ] Form N-CSR

For period ended:         December 31, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the transition period ended: _____________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	IA Global, Inc.

Former Name if Applicable:	N/A

Address of principal executive	101 California Street
office (Street and Number):	Suite 2450
San Francisco, CA 94111

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]

(b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III

NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 within the prescribed period. Additional time is required for the preparation by management and review by the independent registered accounting firm of the Registrant's financial statements for the quarter ended December 31, 2008, and the preparation of the Form 10-Q.

As a result of the foregoing, the Registrant intends to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, as soon as possible prior to five calendar days from February 17, 2009.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Name: Mark Scott

Area code and telephone number: (415) 946-8828

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

[ X ] Yes	[ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

IA Global, Inc.

(Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date:	February 17, 2009

By:	/s/ Mark Scott
Mark Scott
Chief Operating and Financial Officer